PE
12-31-01


02030773

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
APR 10 2002
WASH, D.C.
164

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of ....**December 31**..., 20...**01**......

CANON INC.

....

(Translation of registrant's name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan

....

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F.........X.........Form 40-F...................

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes...................No.........X.........

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-...................

TRANSLATION

March 28, 2002

TO OUR SHAREHOLDERS

Canon Inc.
30-2, Shimomaruko 3-chome,
Ohta-ku, Tokyo

Fujio Mitarai
President and C.E.O.

NOTICE OF RESOLUTIONS OF THE ORDINARY GENERAL MEETING OF SHAREHOLDERS FOR THE 101ST BUSINESS TERM

Notice is hereby given that at the Ordinary General Meeting of Shareholders for the 101st business term of the Company held today, reports were made and resolutions were passed as follows:

Matters to be Reported:

Reports on the Business Report, Balance Sheets and Statements of Income and Retained Earnings for the 101st business term (from January 1, 2001 to December 31, 2001).

The contents of these accounting documents were reported.

Matters to be Resolved upon:

Propositions:

Item No.1 - Approval of the Proposal of Profit Appropriation for the 101st business term:

It was approved and adopted in all respects as proposed and the dividend of profits due for this term was decided to be, in order to respond to the continuing support from our shareholders, 14.50 yen per share, which is an increase by 2.00 yen compared to the dividend for the previous term. Since we have already paid an interim dividend of 10.50 yen per share, together with the above dividend, the dividend for the entire business term will be 25.00 yen total per share, an increase of 4.00 yen compared to the dividend for the previous entire business term.

Item No.2 - Partial Amendment of the Articles of Incorporation

It was approved and adopted in all respects as proposed. The amendments are as follows:

(1) In order to prepare for future development of business operations, "Business relative to investigation, analysis of the environment and purification process of soil, water, etc." was added to Article 2 (Objects).

(2) Due to the abolition of the par-value share system, abolition of the unit-share [tanikabu] system and establishment of the unit-share [tangenkabu] system, abolition of "Law for Special Exceptions to the Commercial Code concerning the Procedure for the Retirement of Shares," and the changes in the provisions of the Commercial Code relating to the standard of quorum of the shareholders meeting pursuant to "The Law to Revise Part of the Commercial Code, etc." effective as of October 1, 2001 (Law No. 79, 2001), the required amendments were carried out.

~~~~~~

PAYMENT OF THE DIVIDEND OF PROFITS

The dividend due for the 101st business term shall be paid by either of the following methods.

■ If you are receiving the dividend with the "Postal Giro Payment Advice Form":

Please receive the dividend in accordance with the instructions stated on the back side of the enclosed "Postal Giro Payment Advice Form" at a nearby post office during the payment period (from March 29, 2002 through April 30, 2002). This "Postal Giro Payment Advice Form" can also make your dividend be remitted to your bank account, postal giro account, and postal savings account.

■ If you have requested to have the dividend transferred to your bank account or postal savings account:

Please see and check the enclosed "statement of dividend of profits" and "dividend transfer notice."
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
....
(Registrant)

Date....**March 28, 2002**........ By ..
(Signature)*

Hiroyuki Yoshida
Manager, Finance Department
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice of resolutions of the ordinary general meeting of shareholders for the 101st business term